Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Berkshire Hathaway Inc. (BRK)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Berkshire Hathaway Inc. (BRK)
Vote Yes: Item #7 – Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: May 6, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Berkshire Hathaway Inc. (“Berkshire”) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of the Company’s diversity, equity, and inclusion programs.

SUMMARY

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Berkshire’s DEI efforts. It cites concerns that Berkshire is continuing to be an outlier in its decision to withhold these data sets.

The resolution also cites studies that show significant barriers exist for diverse employees advancing within their careers and studies demonstrating the corporate benefits of a diverse workforce.

It is important to note that the resolution does not request a change in policy or practice, nor does it request the replacement of existing managers. It asks that Berkshire Hathaway publish data reflecting the hiring, retention, and promotion rates of its employees.

2023 Proxy Memo Berkshire Hathaway | Requesting Annual Diversity and Inclusion Efforts Report

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.
2.	Corporate policies that allow harassment and discrimination undermine business success.
3.	There are indications of concerning practices at Berkshire companies.
4.	Berkshire’s DEI reporting significantly lags peers, exposing the Company to competitive risk.

DISCUSSION

1.	Companies benefit from diverse and inclusive workplaces

Berkshire Hathaway appears to acknowledge the benefits of a diverse and inclusive workplace Berkshire Hathaway states in its 2021 proxy statement: “Berkshire agrees that a diverse, equitable and inclusive workforce has been and will continue to be an important aspect of the success and long-term sustainability of companies.”1

Multiple research reports agree with Berkshire Hathaway Energy’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and see improved share value. These studies include:

●	As You Sow’s 2022 review of 277 EEO-1 reports which detail the diversity of a company’s workforce found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[2]
●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[3]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[4]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[5]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[6]

_____________________________

1 https://www.sec.gov/Archives/edgar/data/1067983/000119312521080418/d938053ddef14a.htm

2 https://www.asyousow.org/report-pages/workplace-diversity-and-financial-performance

3 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

4 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

5 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

6 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

2

2023 Proxy Memo Berkshire Hathaway | Requesting Annual Diversity and Inclusion Efforts Report

●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[7]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Berkshire’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the Company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate policies that allow harassment and discrimination undermine business success

Researchers have identified the benefits of diverse and inclusive teams, including: access to top talent; better understanding of consumer preferences; a stronger mix of leadership skills; informed strategy discussions; and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.8

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.9 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. 72 percent said that they would consider leaving an employer for a more inclusive work environment.10

3.	There are indications of concerning practices at Berkshire companies.

Berkshire Hathaway employs ~360,000 employees worldwide. Below is a partial list of allegations, settlements, and lawsuits its companies have been involved in:

-	Geico: In 2018, one of Geico’s attorneys sued the Company over allegations of racial bias, discrimination, and retaliation.[11]
-	Dairy Queen: In January 2020, allegations of age discrimination resulted in the repayment of employee back wages. [12]
-	BH Media Group: In 2019, BH Media Group and Berkshire were both accused of failing to address sexual harassment claims and paying their male advertising sales employees more than their female advertising sales employees. [13]

_____________________________

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

9 https://www.apa.org/news/press/releases/stress/2015/impact

10 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

11 https://www.propertycasualty360.com/2018/05/07/former-geico-lawyer-claims-racial-bias-in-new-laws/

12 https://fox17.com/news/local/bellevue-dairy-queen-owners-will-pay-back-wages-to-settle-age-discrimination-lawsuit

13 https://news.bloomberglaw.com/litigation/bh-media-berkshire-accused-of-sex-based-pay-bias-harassment?context=article-related

3

2023 Proxy Memo Berkshire Hathaway | Requesting Annual Diversity and Inclusion Efforts Report

Shareholders are concerned that corporate’s lack of leadership on workplace issues will leave Berkshire Hathaway and its companies at risk of being left behind in an evolving market.

4.	Berkshire’s DEI reporting significantly lags its peers, exposing the Company to competitive risk.

Berkshire lags its peers in the disclosure and transparency it provides to investors. The U.S. Equal Employment Opportunity Commission (“EEOC”) requires that all companies with 100 or more employees confidentially submit to the EEOC a report, known as the EEO-1, which shows a company’s demographic workforce data by sex, race, and ethnicity – this is known as the EEO-1 report. The Company has released its EEO-1 report, a strong first step, but releasing more related information would be beneficial.

The release of workforce composition data is akin to a balance sheet, detailing workforce diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs.

The Company’s inclusion data – the hiring, promotion, and retention rates of diverse employees – must also be shared for investors to have a full understanding of the experience of Berkshire company employees. This data is needed, for example, for investors to assess if the Company is masking a toxic workplace culture with poor retention rates through high recruitment and hiring rates. Should this be true, that a company is able to hire but not retain diverse employees, this would indicate significant operational inefficiencies related to human capital expenses and also raise concerns about the effectiveness of the remaining workforce.

In contrast, a company with low overall workforce diversity may be very well managed. If it is able to report high retention and promotion rates, investors may be reassured that the recruitment challenges faced by the Company sit outside of its direct control, such as a lack of candidate diversity for its industry or a lack of diversity within the local population from which they are able to hire.

Between January 2022 and January 2023, the number of Russell 1000 companies releasing hiring rate data by gender, race, and ethnicity increased by 64 percent, companies releasing retention rate data increased by 127 percent, and companies releasing promotion rate data increased by 139 percent.14 Below are examples of inclusion factor data that Berkshire’s peers are disclosing, or have committed to disclose, as of March 2nd, 2023:

-	Almost a quarter of Russell 1000 companies release hiring data by gender.
-	42 percent of the S&P 100 release, or have committed to release, at least one hiring statistic related to gender.
-	29 percent of the S&P 100 release or have committed to release, at least one hiring statistic related to race/ethnicity.

_____________________________

14 https://www.asyousow.org/our-work/social-justice/workplace-equity/

4

2023 Proxy Memo Berkshire Hathaway | Requesting Annual Diversity and Inclusion Efforts Report

-	28 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
-	22 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	20 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.

RESPONSE TO BERKSHIRE’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company’s Board states: “Berkshire's operating companies continue to show their commitment to diversity, equity, and inclusion through a number of actions, including, at certain companies, the creation of senior level positions and/or employee-driven councils or employee resource groups to support these efforts at their respective organizations.”

In response, we note that Berkshire’s decentralized structure does not prohibit Berkshire from asking for and receiving key data sets from its companies. It certainly asks for and receives other important data sets from these companies that relate to the balance sheets and income statements. Nor does a decentralized structure prohibit Berkshire’s leadership from communicating expectations and priorities, sharing resources, and holding discussions within its companies relative to their diversity, equity, and inclusion programs.

CONCLUSION

A “Yes” vote is warranted. The Company has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Berkshire.

Vote “Yes” on this Shareholder Proposal 7

--

For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5